Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

September 18, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 17, 2025, The Nasdaq Stock Market (the "Exchange") received from Pattern Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Series A Common Stock, par value $0.001 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,